April 12, 2012

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigOptix, Inc.
Schedule TO-I dated March 28, 2012
Filed March 28, 2012
File No. 005-84385

Dear Ms. Duru:

Set forth below are responses to the comments which were provided by the Commission’s staff to GigOptix, Inc. (“GigOptix” or the “Company”) by your letter dated April 6, 2012 (the “Comment Letter”), regarding the above-referenced filing (the “Schedule TO”) and related Offer to Purchase (the “Offer to Purchase”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

Schedule TO

Exhibit (a)(1)(A): Offer to Purchase

General

Comment 1. Your offer is scheduled to expire at 5:00 pm on April 24, 2012 which is prior to twenty full “business days” as defined in Rule 13e-4(a)(3). Please revise. Refer to Rules 13e-4(f)(1)(i) and 13e-4(a)(3).

Response: In response to the staff’s comment, the Company will revise the Schedule TO and the related disclosure in the Offer to Purchase, the letter of transmittal (the “Letter of Transmittal”), the notice of guaranteed delivery, the letter to brokers, dealers, commercial banks, trust companies and other nominees, and the letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees (collectively, the “Offer Materials”) to provide that the expiration date and time of the offer will be 11:59 pm New York City time on Tuesday, April 24, 2012 (the “Revised Expiration Time”). The Company respectfully submits that the revisions to the Schedule TO and Offer to Purchase, along with the other Offer Materials in response to this Comment 1 do not constitute material changes to the Company’s tender offer materials under Rule 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which would require an extension of the offer period by five, ten or twenty business days and, therefore, proposes that it not extend the offer period beyond the Revised Expiration Time. Further, the Company respectfully submits that filing the revised Schedule TO and revised Offer to Purchase, along with the other revised Offer Materials on EDGAR immediately following resolution of this Comment 1 with the staff will meet the requirement of Rule 13e-4(e)(3) to “disseminate promptly disclosure of the change in a manner reasonably calculated to inform security holders of the change.”

Section 4. Withdrawal Rights, page 11

Comment 2. Please revise this section and the Question & Answer on page iv to clarify the date through which back-end withdrawal rights are afforded to shareholders. Refer generally to Rule 13e-4(f)(2)(ii).

Response: In response to the staff’s comment, the Company will revise the Schedule TO and the related disclosure in the Offer to Purchase and other Offer Materials to provide that the date after which shares tendered in the offer but not accepted by the Company may be withdrawn by shareholders will be 11:59 pm New York City time on Tuesday, May 22, 2012. The Company respectfully submits that the revisions in response to this Comment 2 to the Schedule TO and Offer to Purchase and other Offer Materials do not constitute material changes to the Company’s tender offer materials under Rule 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which would require an extension of the offer period by five, ten or twenty business days and, therefore, proposes that it not extend the offer period beyond the Revised Expiration Time. Further, the Company respectfully submits that filing the revised Schedule TO and revised Offer to Purchase, along with the other revised Offer Materials on EDGAR immediately following resolution of this Comment 2 with the staff will meet the requirement of Rule 13e-4(e)(3) to “disseminate promptly disclosure of the change in a manner reasonably calculated to inform security holders of the change.”

Section 7. Conditions to Our Offer, page 14

Comment 3. Please refer to condition (5). The conditions to your offer should be drafted with sufficient specificity to allow for objective verification as to whether the conditions have been satisfied. Please revise condition (5) to indicate, for example, what percentage of a “drop” in the public float or market capitalization would trigger the condition. Further, clarify the baseline from which the condition can be assessed (i.e., does your current public float and market capitalization enable you to meet the listing requirements of the NYSE Amex stock exchange?). In this regard, we note what appear to be specific requirements in Section 12 of the Offer to Purchase. Please revise to clarify. Refer generally to Section 14(e) of the Exchange Act.

Response: In response to the staff’s comment, the Company will revise condition (5) in the Offer to Purchase to read as follows: “a drop in our ‘public float’ or market capitalization below required minimum levels such that we are unable to meet the listing requirements of the NYSE Amex stock exchange, as set forth in more detail in Section 12.”

The Company will also revise Section 12 of the Offer to Purchase to include the following at the end of the second paragraph:

“As of the close of business on March 27, 2012, the last full trading day prior to the announcement and commencement of the Offer, the Company’s last reported sale price of its common stock was $2.70 per share, and therefore had a market capitalization of $58,285,826 and a ‘public float’ of $50,237,439. At the minimum Final Purchase Price of $2.85 per share, the Company could purchase 701,754 shares if the Offer is fully subscribed. Assuming the Company purchased all possible shares at the minimum Final Purchase Price, the Company would cease to meet the NYSE Amex market capitalization requirements if our stock price fell below $2.40 per share. Conversely, at the maximum Final Purchase Price of $3.10 per share, the Company could purchase 645,161 shares if the Offer is fully subscribed. Assuming we purchased all possible shares at the maximum Final Purchase Price, the Company would cease to meet the NYSE Amex market capitalization requirements if our stock price fell below $2.39 per share. Our market capitalization and ‘public float’ are not the sole determining factors as to whether we obtain final approval from NYSE Amex for the listing of our common stock, and final approval remains subject to the NYSE Amex’s sole discretion.”

The Company respectfully submits that the revisions to the Offer to Purchase in response to this Comment 3 do not constitute material changes to the Company’s tender offer materials under Rule 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which would require an extension of the offer period by five, ten or twenty business days and, therefore, proposes that it not extend the offer period beyond the Revised Expiration Time. Further, the Company respectfully submits that filing the revised Offer to Purchase on EDGAR immediately following resolution of this Comment 3 with the staff will meet the requirement of Rule 13e-4(e)(3) to “disseminate promptly disclosure of the change in a manner reasonably calculated to inform security holders of the change.”

Comment 4. Please refer to the last paragraph of this section. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of a triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

Response: The Company confirms its understanding that when a condition is triggered and the Company decides to continue with the tender offer, the staff considers this the waiver of a triggered condition. The Company further confirms its understanding that depending upon the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to the extend the offer and re-circulate new disclosure to holders of the Company’s securities.

Comment 5. Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Response: The Company confirms its understanding that if a condition to the offer is triggered, the Company should notify the holders of the Company’s securities promptly as to whether or not it will waive such condition, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined by the Company only upon expiration of the offer period.

Letter of Transmittal, page 5

Comment 6. Please provide boxes in the transmittal letter that set forth the various incremental dollar amounts within the $3.10 and $2.85 dollar range that shareholders may tender their shares.

Response: The Company has been unable to locate a specific Commission rule dictating that letters of transmittal for tender offers include boxes to specify the price at which a shareholder will tender his, her or its shares. The Company, however, acknowledges and agrees that the terms and procedures in its tender offer materials should be clear in order to permit shareholders to make an informed decision as to whether and how to tender shares in the tender offer. The Company respectfully submits that shareholders will not find the Letter of Transmittal to be confusing. The Company further respectfully submits that re-issuing the Letter of Transmittal with twenty-six whole-cent incremental boxes would be more confusing for investors, in particular those investors who have already tendered their shares. Therefore, the Company believes that amending the Letter of Transmittal would not provide additional clarity or protection to its shareholders. Because the terms of the offer only permit incremental increases of $0.01 (as specified in Sections 1 and 3 of the Offer to Purchase) and the range of share prices at which shares can be tendered to the Company under the offer is only $0.26 (i.e., from and including $2.85 to $3.10 per share), the Company believes there is a very low risk that a shareholder will include an incorrect increment of less than $0.01 when he, she or it is completing the price-election portion of the Letter of Transmittal. To date, no Letters of Transmittal have been rejected for failure, or have failed, to properly execute the price-election portion of such letters, and of those shareholders who have elected to tender at a specified price per share, all such letters have included whole-cent increments within the stated range of $3.10 and $2.85. The Company believes that the $0.01 increments mean that it is highly unlikely that a shareholder will submit an improperly executed Letter of Transmittal and has chosen to use a blank for a shareholder to specify the minimum price per share at which he, she or it will tender shares.

The Company further notes the staff has previously issued a similar comment to Tucows Inc. in connection with its August 20, 2009 modified “Dutch auction” tender offer, which the Company notes had a similar price range of $0.01 increments. While the Company notes the lack of precedential value of comment letters issued to other issuers, the Company respectfully submits that its situation is very similar to that of Tucows’ August 20, 2009 tender offer (and Tucows’ three subsequent “Dutch auction” issuer tender offers with whole-cent increment purchase prices, which were also reviewed by the Commission staff without further comment on this issue) and requests similar consideration from the staff.

The Company also respectfully submits that, given the size of the proposed tender offer (up to $2 million in value), the re-issuance of the Letter of Transmittal with incremental dollar amount boxes is unwarranted due to the proportionally high cost to the Company of re-printing and distributing the letter of transmittal to shareholders and brokers. This is especially so in light of the potential for confusion to investors of a re-issued Letter of Transmittal with incremental boxes, as well as the low risk of shareholder confusion or error in correctly completing the price-election portion of the Letter of Transmittal. Therefore, the Company respectfully declines to amend the Letter of Transmittal related to this Comment 6.

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In connection with this response to the Comment Letter, the Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*         *         *

If you have any questions regarding the matters discussed above, please contact the Company’s outside counsel, Jeff Selman at 415-365-7442 or via email at jselman@crowell.com or, in his absence, Kelly Howard at 202-624-2993 or via email at khoward@crowell.com.

Sincerely,

/s/ Curt Sacks

Curt Sacks

Chief Financial Officer and

Principal Financial and

Principal Accounting Officer

cc:	Avi S. Katz, President, Chief Executive Officer, and Chairman of GigOptix, Inc.